FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Company

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON THE 17TH OF OCTOBER 2014

1.         DATE, TIME AND PLACE: On the 17th of October, 2014, at 4:30 p.m, at the registered offices of Companhia Brasileira de Distribuição (the “Company” or “CBD”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Naouri; Secretary: Mr. Caio Machado Filho.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company´s Bylaws and article 8 of the Internal Regulation of the Company´s Board of Directors. All of the Board of Directors´ members were present, namely, Mr. Jean-Charles Naouri, Mr. Arnaurd Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d´Estaing and Mrs. Maria Helena dos Santos Fernandes Santana.

4.         AGENDA:  Resolve on the appointment of representatives of the Company for the Board of Directors of Cnova N.V. (“Cnova”).

5.         RESOLUTIONS: In accordance with this Board´s decision, took in the meeting held on the 4th of June of 2014, and pursuant to the terms of the Framework and IPO Agreement relating to the creation of the Cnova Group, executed by the Company on the 11th of July of 2014 (“Framework and IPO Agreement”), the Company has the right to appoint 2 (two) members of the Board of Directors of Cnova. In this sense, (i) the Board Members resolved, unanimously, to ratify the nomination of the Company´s Chief Executive Officer, Mr. Ronaldo Iabrudi, to the Board of Directors of Cnova, for which he had already been elected, in accordance with Clause 5.2 (b) of the Framework Agreement; and (ii) with abstention of Mr. Eleazar de Carvalho Filho, the Board Members decided, also unanimously, to appoint Mr. Eleazar de Carvalho Filho as the Company´s second representative to be elected as member of the Board of Directors of Cnova, pursuant to the terms of Clause 5.2 (b) of the Framework and IPO Agreement.

6.         APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board Members having signed them. São Paulo, 17th of October, 2014. Signatures: Chairman: Jean-Charles Naouri; Secretary: Caio Machado Filho; Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/75 as amended.

São Paulo, 17th of October, 2014.

Caio Machado Filho Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 17, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.